March 31, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549
Attention:  Sara Kalin, Esq.


      Re: Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II
            Form S-3 Shelf Registration Statement,
            File No. 333-132202 (the "Registration Statement")

Dear Ms. Kalin:

      We are writing to you in response to your letter dated March 10, 2006 relating to Amendment No. 1 to the Registration Statement that Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II (the "Co-Registrants") filed with the Commission on March 3, 2006. We offer the responses below on behalf of the Co-Registrants and in connection with Amendment No. 2 to the Registration Statement that is today being filed on Form S-3/A (the "Amended Filing").

      References in this document to the "Prospectus Supplement" refer to the Form of Prospectus Supplement and references to the "Base Prospectus" refer to the Prospectus, each as included in the Amended Filing. Page references that cite to these documents refer to the hard copy blacklined versions that we have mailed to you. Except in cases where a different regulation or statute is explicitly cited below, all statutory references in this letter are to Regulation AB.

General

      1. Sale and Servicing Agreement.

         We have updated the form of Sale and Servicing Agreement and Annex A thereto that would be used in any "takedown" offering of securities pursuant to the Registration Statement (each, a "Takedown") in order to comply with the servicing criteria and reporting obligations in Items 1122 and 1123 and have included such updated forms as exhibits to the Amended Filing. In addition, we have updated the disclosure under the caption "Evidence of Compliance" in the Base Prospectus to confirm that all reports required under Items 1122 and 1123 will be filed as exhibits to the related issuing entity's Form 10-K reports.

         For your convenience, we have provided you with hard copies of blacklines showing changes that have been made to the forms of Sale and Servicing Agreement and Annex A to comply with Regulation AB.

      2. Past Sponsor/Servicer Experience.

         In response to your request for more detailed sponsor/servicer disclosure addressing Items 1104(c) and 1108(b)(2), we have removed the reference to Annex II to the cover letter filed in connection with the initial filing of the Registration Statement under the caption "Static Pool Information" in the Prospectus Supplement. Instead, we have included a cross-reference to Annex II under the caption "Static Pool Information" in the Prospectus Supplement and have included Annex II in the Prospectus Supplement.

      3. The Depositor.

         In response to your comment, we hereby confirm that the Depositor will be one or both of the Co-Registrants.

      4. The Contracts.

         Notwithstanding the credit quality of the Long Beach Acceptance Corp.'s (the "Sponsor") target customer base, traditionally the Co-Registrants and the Sponsor have not included any auto loans in a securitization that are more than 29 days contractually delinquent as of the related cut-off date. The Co-Registrants hereby confirm that (i) should they and the Sponsor elect in the future to include contractually "delinquent" (as defined in Item 1101(d)) auto loans in any Takedown, they will meet the eligibility requirement for use of Form S-3 that is set forth in General Instruction I.B.5.(a)(ii) to Form S-3 by ensuring that those delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the related cut-off date for the securitization (which would be the "measurement date" for the purposes of Instruction 1 to Item 1101(c)) and (ii) in order to meet the requirement in the definition of "asset-backed security " that is set forth in Item 1101(c)(2)(iii), no assets that are "non-performing" (as defined in Item 1101(g)) will be included in the asset pool for any Takedown.

Base Prospectus

      5. Credit and Cash Flow Enhancements.

         We have removed all references to cross-collateralization. Neither of the Co-Registrants has used this type of credit enhancement in their deals in the last few years nor do they anticipate using such structure again in future Takedowns.

Part II

      6. Signatures.

         We have revised the signature blocks to the Registration Statement so that it is clear that Stephen W. Prough is the principal executive officer of each of the Co-Registrants.

                                    * * * * *

      We look forward to your response on this matter. Please contact our counsel, Howard Schickler of Dewey Ballantine LLP by e-mail at hschickler@dbllp.com, by telephone at (212) 259-7008 or by fax at (212) 259-6333 with any questions or additional comments regarding this Registration Statement.

                                  Very truly yours,

                                  /s/ George S. Ginsberg, Esq.
                                  --------------------------------------------
                                  George S. Ginsberg, Esq.
                                  Executive Vice President and Secretary
                                  Long Beach Acceptance Receivables Corp.
                                  Long Beach Acceptance Receivables Corp. II